Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 11, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.	A news release dated April 4, 2007 entitled ‘Vodafone Announces Major New Football Sponsorship’

2.	A news release dated April 5, 2007 entitled ‘Vodafone and Sagem Communication Sign New Handset Agreement’

3.	A news release dated April 10, 2007 entitled ‘Vodafone Selects Ericsson for European-Wide Managed Services contract for its Network Spare Parts’

4.	Stock Exchange Announcement dated April 3, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated April 4, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated April 5, 2007 entitled ‘Transaction in Own Securities’

7.	Stock Exchange Announcement dated April 12, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated April 16, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated April 16, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

10.	Stock Exchange Announcement dated April 17, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated April 17, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

12.	Stock Exchange Announcement dated April 19, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated April 23, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated April 23, 2007 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

15.	Stock Exchange Announcement dated April 24, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated April 24, 2007 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

17.	Stock Exchange Announcement dated April 26, 2007 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated April 30, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

19.	Stock Exchange Announcement dated April 30, 2007 entitled ‘TR-1 (i): Notification of Major Interests in Shares’

4 April 2007

VODAFONE ANNOUNCES MAJOR NEW FOOTBALL SPONSORSHIP

•                 Three year sponsorship of the UEFA Cup Finals and UEFA Super Cup

•                 Complements existing UEFA Champions League deal

As the UEFA Cup approaches its quarter-final stages, Vodafone today broadens its European football portfolio with the announcement of an exclusive three year agreement to sponsor the competition’s finals and the UEFA Super Cup. This adds to Vodafone’s existing deal as both an Official Partner and the Official Mobile Network of the UEFA Champions League, Europe’s premier club competition.

The new agreement will run until June 2009 and cover three UEFA Cup Finals, including this year’s in Glasgow, and two UEFA Super Cups. Vodafone will benefit from on screen branding during the international broadcast of the UEFA Super Cup, UEFA Cup quarter-finals, semi-finals and the Final plus perimeter board exposure, brand association rights, corporate hospitality and experiential opportunities at both Finals.

“Less than a year into our backing of the UEFA Champions League, we have already become one of the most recognised sponsors of the tournament. This new partnership with the UEFA Cup Finals and the UEFA Super Cup, allows us to expand our successful association with European football and consolidate our position as a leading brand involved in the game,” said David Wheldon, Director of Brand and Customer Experience, Vodafone.

 “Vodafone helps football fans to make the most of their time by providing immediate access to the latest football news and information via their mobile phones, whenever and wherever  they want it. This agreement enables us to promote our products and services in context of the UEFA Cup and UEFA Super Cup.”

“We are delighted that Vodafone has decided to extend their partnership with UEFA to become partner in its European top club competitions.” said Philippe Le Floc’h, Director Marketing & Media Rights at UEFA. “For UEFA this partnership means that we are in the fortunate position to be working with one of the global top brands on an even wider basis also for the benefit of the UEFA Cup competition and the UEFA Super Cup.”

This new partnership will give Vodafone customers access to a wide range of marketing rights around these additional tournaments as well as the UEFA Champions League, the world’s largest and most prestigious club competition.

- ends -

Notes to editors:

The UEFA Super Cup acts as the curtain raiser for the new UEFA club competition season, pitting the winners of the previous season’s UEFA Champions League and UEFA Cup against each other. It is played in Monaco at the end of August to coincide with the draws for the UEFA Champions League and UEFA Cup, as well as the UEFA European Football Awards ceremony.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

© Vodafone Group 2007. VODAFONE and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

5 April 2007

VODAFONE AND SAGEM COMMUNICATION SIGN NEW HANDSET AGREEMENT

Sagem Communication to supply Vodafone-branded mobile phone demonstrating a further extension of Vodafone’s Original Design Manufacturers’ Strategy

Vodafone Group and Sagem Communication (SAFRAN Group) today announce the signing of an agreement to produce a Vodafone-only branded mobile handset for sale across Vodafone markets. This handset is scheduled for release by June 2007.

The agreement is an extension of Vodafone’s Original Design Manufacturers’ strategy. Given that design plays an essential role in the customer’s eyes, the handset at the backbone of this new agreement will be extra-slim, embedding all the main GSM features plus an eye-catching 65K-colour screen.

Vodafone has stated that it intends to use the international recognition of its brand to help to leverage the production of a series of high-quality, competitively priced handsets which will only carry the Vodafone name, and the Sagem Communication agreement is a further extension of the delivery of this extensive Vodafone-branded range.

Jens Schulte-Bockum, Global Director of Terminals at Vodafone added: “Vodafone’s Original Design Manufacturers’ strategy is intended to use Vodafone’s size and purchasing power to engage with the best white label handset makers and then use the power of the Vodafone brand to bring their products to market. We are pleased that we have signed this agreement with Sagem Communication which will build on their experience in European markets to create for us a high quality and affordable handset for sale across Vodafone’s markets.”

Thierry Buffenoir, deputy CEO of Sagem Communication, stated that “the deal signed with Vodafone is proof of our ability to deploy core expertise and offer our partners tailor-made solutions. Designing and producing handsets to be marketed under other brand names than our own is one of the key pillars in Sagem Communication’s business strategy for 2007. We’re delighted to kick-start this new business area by releasing a quality product inspired by the latest trends and that will offer consumers something they’ve always dreamed of.”

-ends-

For further information::

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Sagem Communication

Maryse de Wever

Tel +33 (0) 1 58 12 45 12

maryse.dewever@sagem.com

Notes to Editors:

About Vodafone

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit www.vodafone.com

About Sagem Communication

Sagem Communication (SAFRAN Group) is a major player in the mobile and broadband communication industries that has acquired strong worldwide positions through constant technological innovation. SAGEM produces particularly outstanding products in the following business areas: mobile phones, printing terminals, residential terminals, networks, electronic metering, among others. Visit www.sagem.com and www.safran-group.com to find out more.

10 April 2007

VODAFONE SELECTS ERICSSON FOR EUROPEAN-WIDE MANAGED SERVICES CONTRACT FOR ITS NETWORK SPARE PARTS

AGREEMENT SET TO DELIVER GREATER EFFICIENCIES TO VODAFONE

Vodafone has selected Ericsson to manage the supply and distribution of spare parts for its mobile networks across several of its major European operating companies including Germany, Spain and Portugal.

Under the multi-million euro deal, Ericsson will assume responsibility for the logistics, warehousing, repair and replacement of multi-vendor spare parts in the selected operating companies. This is expected to deliver greater cost efficiencies to Vodafone through lower average prices for the management process of spares, as well as enhanced service levels.

The agreement will cover the end-to-end management of spare parts for 2G, 3G and transmission equipment in the selected European operating companies.

The initiative forms part of Vodafone’s cost reduction strategy as each Vodafone operating company currently runs its own spare parts operation. It will also enable the company to focus more on its core business of enhancing network performance, as well as delivering more attractive services to customers.

Working under service level agreements, Ericsson is tasked with taking advantage of its expertise in the managed service sector to deliver an enhanced and added-value service to Vodafone operating companies.

Other benefits to Vodafone include the harmonisation of the spare parts supply process, greater price transparency for the provision of services, as well as removing the need for further investment in stocks of spare parts for the future. The agreement is also expected to deliver greater savings by channelling spare part purchases in all participating operating companies through a single supplier.

The deal will be effective from April 2007 and the service will be implemented in the participating Vodafone operating companies in the course of this year. During that time, Vodafone will also have the option to further extend the agreement to additional operating companies.

Commenting on the deal, Detlef Schultz, Vodafone Global Director for Supply Chain Management said: “This initiative is another example of how Vodafone is looking for more and more innovative ways to deliver on its cost reduction strategy in Europe. By agreeing this managed services contract with Ericsson, we will be even better placed to focus on our customers and give them an even better mobile experience.”

Hans Vestberg, Executive Vice President and Head of Business Unit Global Services, Ericsson, said: “Vodafone has truly been in the forefront demonstrating their innovative approach which has been a key success factor when developing this solution. This agreement will bring further benefits from leveraging on economies of scale and skill across several countries. We are extremely proud to extend our partnership with Vodafone, breaking new ground together. This is an evolution of Ericsson’s managed services capabilities, enabling operators to outsource their entire supply chain of spare parts. This is also to date one of the biggest contracts for multi-vendor spare parts management.”

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone:

Vodafone is the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007, as well as 36 partner networks. For further information, please visit http://www.vodafone.com

About Ericsson:

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world. Read more at: http://www.ericsson.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 April 2007

Number of ordinary shares transferred:	158,830

Highest transfer price per share:	141.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,245,388,844 of its ordinary shares in treasury and has 52,840,543,591 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 April 2007

Number of ordinary shares transferred:	119,966

Highest transfer price per share:	141.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,245,268,878 of its ordinary shares in treasury and has 52,841,012,116 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 April 2007

Number of ordinary shares transferred:	99,577

Highest transfer price per share:	138.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,245,169,301 of its ordinary shares in treasury and has 52,841,748,097 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 April 2007

Number of ordinary shares transferred:	251,524

Highest transfer price per share:	137.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,244,917,777 of its ordinary shares in treasury and has 52,842,063,527 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 April 2007

Number of ordinary shares transferred:	57,390

Highest transfer price per share:	138.5p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,244,860,387 of its ordinary shares in treasury and has 52,842,120,917 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company has been notified by the Trustees of the Vodafone Global Employee Share Trust that on 2 February 2007, the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at a price of 148p per share following reinvestment of dividend under the rules of the Vodafone Global Incentive Plan. The awards were originally granted on 15 June 2006.

Arun Sarin*	10,111
Andrew Nigel Halford*	3,893
Paul Michael Donovan	4,091
Frank Rövekamp	781

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 April 2007

Number of ordinary shares transferred:	182,984

Highest transfer price per share:	138.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,244,677,403 of its ordinary shares in treasury and has 52,842,337,234 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 17 April 2007 by HBOS Employee Equity Solutions that on 13 April 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 137p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	182
Alan Paul Harper	182
Terry Dean Kramer	182
Paul Michael Donovan	182
Stephen Roy Scott	182

* Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 April 2007

Number of ordinary shares transferred:	437,791

Highest transfer price per share:	138.5p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,244,239,612 of its ordinary shares in treasury and has 52,842,855,908 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 April 2007

Number of ordinary shares transferred:	450,442

Highest transfer price per share:	140.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,243,789,170 of its ordinary shares in treasury and has 52,843,742,808 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.   Reason for the notification (please state Yes/No): (   N/A – See additional information )

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.   Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.   Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.   Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

19 April 2007

6.   Date on which issuer notified:

23 April 2007

7.   Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8.   Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,051,650,602	2,051,650,602
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,115,809,669	2,115,809,669		4.00
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights

2,115,811,969	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,115,811,969 – 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,652,938,414 – 3.12% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,652,938,414 – 3.12% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.  Name of the proxy holder:

N/A

11.  Number of voting rights proxy holder will cease to hold:

N/A

12.  Date on which proxy holder will cease to hold voting rights:

N/A

13.  Additional information:

Using the total voting rights figure of 52,842,855,908

14.  Contact name:

Helen Lewis

15.  Contact telephone number:

020 7528 6742

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 April 2007

Number of ordinary shares transferred:	184,875

Highest transfer price per share:	140.3p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,243,604,295 of its ordinary shares in treasury and has 52,843,992,857 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.   Reason for the notification (please state Yes/No): (   N/A – See additional information )

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.   Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.   Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.   Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

20 April 2007

6.   Date on which issuer notified:

23 April 2007

7.   Threshold(s) that is/are crossed or reached:

From 4% - 3% (L&G)

8.   Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)
	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,115,809,669	2,115,809,669
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,113,321,469	2,113,321,469		3.99
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights

2,113,323,769	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,113,323,769 — 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,652,547,914 – 3.12% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,652,547,914 – 3.12% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.  Name of the proxy holder:

N/A

11.  Number of voting rights proxy holder will cease to hold:

N/A

12.  Date on which proxy holder will cease to hold voting rights:

N/A

13.  Additional information:

Using the total voting rights figure of 52,843,742,808

14.  Contact name:

Helen Lewis

15.  Contact telephone number:

020 7528 6742

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 April 2007

Number of ordinary shares transferred:	903,251

Highest transfer price per share:	143.1p

Lowest transfer price per share:	119.25p

Following the above transfer, Vodafone holds 5,242,701,044 of its ordinary shares in treasury and has 52,845,211,422 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 April 2007

Number of ordinary shares transferred:	657,062

Highest transfer price per share:	142.8p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,242,043,982 of its ordinary shares in treasury and has 58,087,991,966 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,845,947,984  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,845,947,984. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Vodafone Group Plc

2.   Reason for the notification (please state Yes/No): (   N/A – See additional information )

An acquisition or disposal of voting rights: (   Yes  )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )

Other (please specify) : (    )

3.   Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)

4.   Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5.   Date of the transaction (and date on which the threshold is crossed or  reached if different) (v):

25 April 2007

6.   Date on which issuer notified:

27 April 2007

7.   Threshold(s) that is/are crossed or reached:

From 3% - 4% (L&G)

8.   Notified details:

……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)

	Number of shares	Number of voting Rights (viii)

Ordinary U.S.$0.11 3/7	2,113,321,469	2,113,321,469
ADRs	230	2,300

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect

Ordinary U.S.$0.11 3/7	2,125,689,090	2,125,689,090		4.02
ADRs	230	2,300		0.000004

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights

2,125,691,390	4.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (2,125,691,390 – 4.02% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (1,664,886,235 – 3.15% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (1,664,886,235 – 3.15% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10.  Name of the proxy holder:

N/A

11.  Number of voting rights proxy holder will cease to hold:

N/A

12.  Date on which proxy holder will cease to hold voting rights:

N/A

13.  Additional information:

Using the total voting rights figure of 52,845,211,422

14.  Contact name:

Helen Lewis

15.  Contact telephone number:

020 7528 6742

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 11, 2007	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary